Exhibit 99.1

ZIM Reports Record Financial Results for the
Third Quarter of 2021

Generated Highest Ever Quarterly Net Income of $1.46 Billion and
Adjusted EBITDA1 of $2.08 Billion

Transitioned to Quarterly Dividend Payout, Declared Q3 2021 Dividend of $2.50 per Share, Representing Approx. 20% of Quarterly Net Income; 30-50% of Total 2021 Net Income Expected to be Distributed in 2022

Significantly Increased 2021 Guidance to Between $6.2 Billion and $6.4 Billion of Adjusted EBITDA and Between $5.4 Billion to $5.6 Billion of Adjusted EBIT2

Q3 2021 Carried Volume Increased 16% Year Over Year, Significantly Higher than Market Growth

Haifa, Israel, November 17, 2021 – ZIM Integrated Shipping Services Ltd. (NYSE: ZIM), a global container liner shipping company, announced today its consolidated results for the three and nine months ended September 30, 2021.

Third Quarter 2021 Highlights

•	Net income for the third quarter of 2021 was $1.46 billion or $12.16 per diluted share[3], compared to $144 million or $1.36 per diluted share in the third quarter of 2020, a year-over-year increase of 913% and 794%, respectively.

1 See disclosure regarding “Use of Non-IFRS Financial Measures” below.

2 See disclosure regarding “Use of Non-IFRS Measures in the Company’s 2021 Guidance” below.

3 Earnings per share calculation for all periods reflect a share split of 1:10 that became effective in 2021. The number of outstanding shares as of September 30, 2021, was 118,588,188.

•	Adjusted EBITDA for the third quarter of 2021 was $2.08 billion, compared to $262 million in the third quarter of 2020, a year-over-year increase of 693%
•	Operating income (EBIT) for the third quarter of 2021 was $1.86 billion, compared to $189 million in the third quarter of 2020, a year-over-year increase of 884%. Reconciliation items between operating income (EBIT) and Adjusted EBIT in the third quarter of 2021 were negligible
•	Revenues for the third quarter of 2021 were $3.14 billion, compared to $1.01 billion in the third quarter of 2020, a year-over-year increase of 210%
•	ZIM carried 884 thousand TEUs in the third quarter of 2021, a year-over-year increase of 16%
•	The average freight rate per TEU in the third quarter of 2021 was $3,226, a year-over-year increase of 174%
•	Net leverage ratio[1] of 0.0x at September 30, 2021, compared to 1.2x at December 31, 2020
•	Declared a transition to interim quarterly dividend payout of approximately 20% of quarterly net income, with the fourth quarter dividend payout to total 30-50% of the annual net income, including the interim quarterly dividends; declared approximately $296 million, or $2.50 per share Q3 dividend (representing approximately 20% of Q3 2021 net income) to be paid on December 27, 2021
•	Announced the strategic long-term chartering agreement and option exercise with Seaspan for a total of 15 x 7,000 TEU LNG-fueled vessels, further demonstrating ZIM's commitment to reducing its carbon footprint
•	During the third quarter of 2021 and subsequent to quarter end, ZIM purchased eight (8) second-hand vessels for total consideration of approximately $355 million

Eli Glickman, ZIM President & CEO, stated, “We are very proud of ZIM’s significant accomplishments since our IPO earlier this year. The company’s continued outstanding performance is a direct result of our team’s strong execution and success proactively capitalizing on both the highly attractive market and our differentiated approach. The exceptional results we generated in the third quarter, reflect our highest ever quarterly revenues, adjusted EBITDA, net profit and operating cash flow. Importantly, we have once again delivered industry-leading margins, outperforming the sector’s average.”

Mr. Glickman added, “During a time when we have posted record quarterly results, we are pleased to further allocate capital to enhance our commercial prospects and unlock shareholder value. Complementing our success securing our operating fleet and equipment to best serve our customers, we have distributed a $2.00 per share special dividend in September 2021 and we are now transitioning to paying quarterly dividends to provide shareholders with an immediate and more frequent return. Accordingly, we will be paying in December 2021 a $2.50 per share interim dividend for the third quarter, representing approximately 20% of quarterly net income. Based on our expectation to distribute 30-50% of 2021 net income, we are poised to return significant capital to shareholders in 2022.”

Mr. Glickman concluded, “Reflecting ZIM’s strong outlook and extremely positive container liner market fundamentals, we have once again raised our full-year 2021 guidance. As an innovative digital leader of seaborn transportation and logistics services, we are well positioned for the future. Going forward, our unrelenting focus remains on further executing our global-niche strategy to achieve superior long-term profitability, while maintaining significant fleet flexibility, promoting our ESG values as we provide a best-in-class customer experience and taking advantage of compelling growth opportunities.”

Summary of Key Financial and Operational Results

	Q3’21	Q3’20	9M’21	9M’20
Carried volume (K-TEUs)	884	762	2,623	2,042
Average freight rate ($/TEU)	3,226	1,176	2,510	1,116
Revenue ($ in millions)	3,136	1,013	7,262	2,631
Operating income (EBIT) ($ in millions)	1,859	189	3,700	283
Profit before income tax ($ in millions)	1,821	148	3,577	169
Net income ($ in millions)	1,463	144	2,941	158
Adjusted EBITDA ($ in millions)	2,080	262	4,236	504
Adjusted EBIT ($ in millions)	1,859	189	3,706	289
Adjusted EBITDA margin (%)	66	26	58	19
Adjusted EBIT margin (%)	59	19	51	11
Net cash generated from operating activities ($ in millions)	2,008	245	3,966	466
Earnings per share (fully diluted) ($)	12.16	1.36	24.79	1.47
Free cash flow[1] ($ in millions)	1,720	237	3,216	454
			Sept 21	Dec 20
Net debt[1] ($ in millions)			22	1,236

Financial and Operating Results for the Third Quarter Ended September 30, 2021

Total revenues were $3.14 billion for the third quarter of 2021, compared to $1.01 billion for the third quarter of 2020, primarily driven by an increase in revenues from containerized cargo, reflecting increases in freight rates as well as in carried volume.

Operating income (EBIT) for the third quarter of 2021 was $1.86 billion, compared to $189 million for the third quarter of 2020. Operating margin for the third quarter of 2021 was 59%, compared to 19% in the third quarter of 2020.

Net income for the third quarter of 2021 was $1.46 billion, compared to $144 million for the third quarter of 2020. Net income for the third quarter of 2021 included a tax expense of $358 million.

Adjusted EBITDA was $2.08 billion for the third quarter of 2021, compared to $262 million for the third quarter of 2020. Adjusted EBIT was $1.86 billion for the third quarter of 2021, compared to $189 million for the third quarter of 2020. Adjusted EBITDA and Adjusted EBIT margins for the third quarter of 2021 were 66% and 59%, respectively. This compares to 26% and 19% for the third quarter of 2020, respectively.

Net cash generated from operating activities was $2.01 billion for the third quarter of 2021, compared to $245 million for the third quarter of 2020.

ZIM carried 884 thousand TEUs during the third quarter of 2021, compared to 762 thousand TEUs in the third quarter of 2020. The average freight rate per TEU was $3,226 for the third quarter of 2021, compared to $ 1,176 for the third quarter of 2020.

Financial and Operating Results for the Nine Months Ended September 30, 2021

Total revenues were $7.26 billion for the first nine months of 2021, compared to $2.63 billion for the first nine months of 2020, primarily driven by an increase in revenues from containerized cargo, reflecting increases in freight rates as well as in carried volume.

Operating income (EBIT) for the first nine months of 2021 was $3.70 billion, compared to $283 million for the first nine months of 2020. Operating margin for the first nine months of 2021 was 51%, compared to 11% in the first nine months of 2020.

Net income for the first nine months of 2021 was $2.94 billion, compared to $158 million for the first nine months of 2020. Net income for the nine months of 2021 included a tax expense of $636 million.

Adjusted EBITDA was $4.24 billion for the first nine months of 2021, compared to $504 million for the first nine months of 2020. Adjusted EBIT was $3.71 billion for the first nine months of 2021, compared to $289 million for the first nine months of 2020. Adjusted EBITDA and Adjusted EBIT margins for the first nine months of 2021 were 58% and 51%, respectively. This compares to 19% and 11% for the first nine months of 2020, respectively.

Net cash generated from operating activities was $3.97 billion for the first nine months of 2021, compared to $466 million for the first nine months of 2020.

ZIM carried 2,623 thousand TEUs during the first nine months of 2021, compared to 2,042 thousand TEUs in the first nine months of 2020. The average freight rate per TEU was $2,510 for the first nine months of 2021, compared to $1,116 for the first nine months of 2020.

Liquidity and Cash Flows

ZIM’s total cash position (which includes cash and cash equivalents and investments in bank deposits and other investment instruments) increased by $2.18 billion from $572 million as of December 31, 2020 to $2.76 billion at September 30, 2021. Capital expenditures, net totaled $288 million for the third quarter of 2021, compared to $8 million for the third quarter of 2020. Net debt decreased by $1.21 billion from $1.24 billion as of December 31, 2020 to $22 million as of September 30, 2021. ZIM’s net leverage ratio as of September 30, 2021 was 0.0x, compared to 1.2x as of December 31, 2020.

Dividend Policy

Commencing from the third quarter of 2021, the Company intends to distribute a dividend to its shareholders on a quarterly rather than on an annual basis. The quarterly dividend will be paid at a rate of approximately 20% of the net income derived during such fiscal quarter. The dividend payable on the fourth quarter of the fiscal year is expected to be at such rate that the cumulative annual dividend amount to be distributed by the Company (including the interim dividends) will total 30-50% of the annual net income (including in respect to 2021). All future dividends are subject to the Company’s Board discretion and to the restrictions provided by Israeli law.

In accordance with the new dividend policy, the Company’s Board of Directors declared a cash dividend of approximately $296 million, or $2.50 per ordinary share, reflecting approximately 20% of Q3 2021 net income, to be paid on December 27, 2021, to holders of the ordinary shares as of December 16, 2021.

Long-Term Chartering Agreements

In July 2021, the Company announced a second strategic agreement with Seaspan Corporation for the long-term charter of ten 7,000 TEU liquefied natural gas (LNG) dual-fuel container vessels. Subsequently, in September, the Company announced the exercise of its option to long-term charter five additional 7,000 TEU LNG dual-fuel container vessels from Seaspan, so that the total number of vessels to be chartered under this agreement is fifteen (15). These 15 vessels are intended to be deployed across ZIM’s various global trades. ZIM first strategic agreement with  Seaspan was announced in February 2021, under which the Company entered into a long-term charter agreement for ten 15,000 TEU LNG dual-fuel container vessels, intended to serve on its Asia to US East Coast trade.

Second-hand Vessel Purchases

During the third quarter of 2021 and subsequent to quarter end, the Company purchased eight (8) second-hand vessels (built between 2007-2010) in a number of separate transactions. The vessels purchased include five 4,250 TEU vessels, one 2,553 TEU vessel and two 1,100 TEU vessels for a total consideration of approximately $355 million.

Updated Full-Year 2021 Guidance

The Company increased its full-year guidance and expects to generate in 2021 Adjusted EBITDA of between $6.2 billion and $6.4 billion and Adjusted EBIT of between $5.4 billion to $5.6 billion.

Use of Non-IFRS Measures in the Company’s 2021 Guidance

The Company only provides guidance on a non-IFRS basis. The Company does not provide a reconciliation of forward-looking Adjusted EBITDA or Adjusted EBIT to IFRS measures, due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation, in particular because such reconciling items used to calculate projected net income (loss) may vary dramatically based on actual events. The Company is not able to forecast on a IFRS basis with reasonable certainty all reconciliation items needed in order to provide a IFRS calculation of projected net income (loss) or EBIT at this time. The amount of these reconciliation items can vary and may be material and, therefore, could result in projected IFRS measures being materially different than projected Adjusted EBITDA or Adjusted EBIT.

Conference Call Details

Management will host a conference call and webcast (along with a slide presentation) to review the results and provide a corporate update today at 8:00 AM ET.

To access the live conference call by telephone, please dial the following numbers: United States +1-855-265-6958 or +1-718-705-8796; Israel +972-3-721-9662; or UK/international +44-1-212-818-004. The call (and slide presentation) will be available via live webcast through ZIM’s website, located at the following link. Following the conclusion of the call, a replay of the conference call will be available on the Company's website.

About ZIM

ZIM Integrated Shipping Services Ltd. (NYSE: ZIM) is a global container liner shipping company with leadership positions in the markets where it operates. Founded in Israel in 1945, ZIM is one of the oldest shipping liners, with over 75 years of experience, providing customers with innovative seaborne transportation and logistics services with a reputation for industry leading transit times, schedule reliability and service excellence. For additional information, please visit www.zim.com.

Forward-Looking Statements

This press release contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about the Company, may include projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business as well as its intended dividend policy. These statements are only predictions based on the Company’s current expectations and projections about future events or results. There are important factors that could cause the Company’s actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: market changes in freight, bunker, charter and other rates or prices, new legislation or regulation affecting the Company’s operations, new competition and changes in the competitive environment, the outcome of legal proceedings to which the Company is a party, and other risks and uncertainties detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in its 2020 Annual Report.

Although the Company believes that the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company assumes no duty to update any of these forward-looking statements after the date hereof to conform its prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

Use of Non-IFRS Financial Measures

The Company presents non-IFRS measures as additional performance measures as the Company believes that it enables the comparison of operating performance between periods on a consistent basis. These measures should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with Generally Accepted Accounting Principles as measures of profitability or liquidity. Please note that Adjusted EBITDA does not take into account debt service requirements, or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company’s use. In addition, non-IFRS financial measures, as those presented by the Company, may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated.

Adjusted EBITDA is a non-IFRS financial measure which we define as net income (loss) adjusted to exclude financial expenses (income), net, income taxes, depreciation and amortization in order to reach EBITDA, and further adjusted to exclude impairment of assets, non-cash charter hire expenses, capital gains (losses) beyond the ordinary course of business and expenses related to legal contingencies.

Adjusted EBIT is a non-IFRS financial measure which we define as net income (loss) adjusted to exclude financial expenses (income), net and income taxes, in order to reach our results from operating activities, or EBIT, and further adjusted to exclude impairment of assets, non-cash charter hire expenses, capital gains (losses) beyond the ordinary course of business and expenses related to legal contingencies.

Free cash flow is a non-IFRS financial measure which we define as net cash generated from operating activities minus capital expenditures, net.

Net debt is a non-IFRS financial measure which we define as face value of short- and long-term debt, minus cash and cash equivalents, bank deposits and other investment instruments.

Net leverage ratio is a non-IFRS financial measure which we define net debt (see above) divided by Adjusted EBITDA of the last twelve-month period.

See the reconciliation of net income to Adjusted EBITDA and Adjusted EBIT and net cash generated from operating activities to free cash flow under "Reconciliation of Non-IFRS Measures" below.

Investor Relations:

Elana Holzman
ZIM Integrated Shipping Services Ltd.

+972-4-865-2300
holzman.elana@zim.com

Leon Berman
The IGB Group
212-477-8438
lberman@igbir.com

Media:

Avner Shats
ZIM Integrated Shipping Services Ltd.
+972-4-865-2520
shats.avner@zim.com

CONSOLIDATED BALANCE SHEET

(U.S. dollars in thousands)

	September 30		December 31
	2021	2020	2020

Assets
Vessels	2,280,881	732,654	948,004
Containers and handling equipment	1,258,270	486,497	520,887
Other tangible assets	66,428	70,858	67,133
Intangible assets	68,416	63,963	66,465
Investments in associates	13,349	8,843	8,441
Other investments	5,567	4,866	4,888
Trade and other receivables	6,463	4,883	5,293
Deferred tax assets	1,491	1,151	1,502
Total non-current assets	3,700,865	1,373,715	1,622,613

Assets classified as held for sale		8,663
Inventories	107,293	47,352	52,237
Trade and other receivables	1,234,209	358,200	520,001
Other investments	345,074	58,947	58,976
Cash and cash equivalents	2,454,997	350,285	570,414
Total current assets	4,141,573	823,447	1,201,628
Total assets	7,842,438	2,197,162	2,824,241

Equity
Share capital and reserves	1,994,230	1,787,285	1,790,794
Retained earnings (deficit)	1,174,499	(1,887,918)	(1,523,528)
Equity attributable to owners of the Company	3,168,729	(100,633)	267,266
Non-controlling interests	6,606	5,539	7,189
Total equity	3,175,335	(95,094)	274,455

Liabilities
Lease liabilities	1,766,247	700,678	811,840
Loans and other liabilities	126,346	554,184	519,471
Employee benefits	63,612	61,150	66,626
Deferred tax liabilities	85,947	325	339
Total non-current liabilities	2,042,152	1,316,337	1,398,276

Trade and other payables	1,052,310	396,657	398,876
Provisions	29,044	17,284	21,420
Contract liabilities	636,001	169,610	230,469
Lease liabilities	777,304	258,062	362,176
Loans and other liabilities	130,292	134,306	138,569
Total current liabilities	2,624,951	975,919	1,151,510
Total liabilities	4,667,103	2,292,256	2,549,786
Total equity and liabilities	7,842,438	2,197,162	2,824,241

CONSOLIDATED INCOME STATEMENTS

(U.S. dollars in thousands, except per share data)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2021	2020	2021	2020	2020

Income from voyages and related services	7,262,304	2,630,850	3,135,958	1,012,505	3,991,696
Cost of voyages and related services
Operating expenses and cost of services	(2,876,906)	(2,038,970)	(1,007,365)	(716,757)	(2,835,112)
Depreciation	(513,907)	(204,322)	(215,172)	(68,511)	(291,559)
Gross profit	3,871,491	387,558	1,913,421	227,237	865,025

Other operating income	9,519	8,019	5,354	2,507	12,621
Other operating expenses	(714)	(642)	(255)	1,064	4,272
General and administrative expenses	(183,910)	(114,760)	(60,375)	(42,721)	(163,210)
Share of profit of associates	3,123	2,375	842	720	3,341

Results from operating activities	3,699,509	282,550	1,858,987	188,807	722,049

Finance income	9,082	1,379	3,383	(351)	8,103
Finance expenses	(131,648)	(114,933)	(41,452)	(40,356)	(189,363)

Net finance expenses	(122,566)	(113,554)	(38,069)	(40,707)	(181,260)

Profit before income taxes	3,576,943	168,996	1,820,918	148,100	540,789

Income taxes	(636,221)	(11,195)	(358,004)	(3,696)	(16,599)

Profit for the period	2,940,722	157,801	1,462,914	144,404	524,190

Attributable to:

Owners of the Company	2,935,201	152,915	1,461,146	142,424	517,961
Non-controlling interest	5,521	4,886	1,768	1,980	6,229

Profit for the period	2,940,722	157,801	1,462,914	144,404	524,190

Earnings per share
Basic earnings per 1 ordinary share	25.79	1.53 (*)	12.53	1.42 (*)	5.18
Diluted earnings per 1 ordinary share	24.79	1.47 (*)	12.16	1.36 (*)	4.96

Weighted average number of shares used to calculate basic EPS	113,823,830	100,000,000	116,618,539	100,000,000	100,000,000
Weighted average number of shares used to calculate diluted EPS	118,410,226	100,431,079	120,206,306	100,451,384	104,530,892

(*)       Reflect a share split of 1:10 that became effective in 2021, in all presented periods.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2021	2020	2021	2020	2020
Cash flows from operating activities
Profit for the period	2,940,722	157,801	1,462,914	144,404	524,190

Adjustments for:
Depreciation and amortization	530,643	220,878	220,925	74,274	314,185
Impairment losses (recoveries) of tangible assets		600		(1,100)	(4,329)
Net finance expenses	122,566	113,554	38,069	40,707	181,260
Share of profits and change in fair value of investees	(4,016)	(3,197)	(832)	(1,542)	(4,143)
Capital gain	(5,107)	(4,919)	(3,972)	(638)	(8,814)
Income taxes	636,221	11,195	358,004	3,696	16,599
	4,221,029	495,912	2,075,108	259,801	1,018,948

Change in inventories	(55,056)	12,990	(7,543)	(3,839)	8,105
Change in trade and other receivables	(695,611)	(50,583)	(261,557)	(80,521)	(204,469)
Change in trade and other payables including contract liabilities	506,865	19,862	206,594	71,808	68,670
Change in provisions and employee benefits	5,599	(6,674)	774	(322)	(2,152)
	(238,203)	(24,405)	(61,732)	(12,874)	(129,846)

Dividends received from associates	3,307	2,708	1,436	571	4,360
Interest received	3,400	2,054	1,187	174	2,317
Income taxes paid	(23,200)	(9,840)	(7,666)	(2,577)	(14,983)
Net cash generated from operating activities	3,966,333	466,429	2,008,333	245,095	880,796

Cash flows from investing activities
Proceeds from sale of tangible and intangible assets, investments and affiliates	5,008	4,352	2,721	1,358	6,717
Acquisition of tangible assets, intangible assets and investments	(755,829)	(17,027)	(291,342)	(9,547)	(42,641)
Change in other investments and other receivables	(284,210)	(351)	(298,536)	2,884	763
Net cash used in investing activities	(1,035,031)	(13,026)	(587,157)	(5,305)	(35,161)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2021	2020	2021	2020	2020
Cash flows from financing activities
Receipt of long-term loans and other long-term liabilities	50,000
Issuance of share capital, net of issuance costs	205,394
Sale and lease back transactions		9,052			9,052
Repayment of borrowings and lease liabilities	(926,481)	(203,382)	(234,055)	(62,351)	(336,225)
Change in short term loans	(16,000)	5,471	(5)	800	6,071
Dividend paid to non-controlling interests	(4,702)	(3,344)			(3,344)
Dividend paid to owners of the Company	(237,030)		(237,030)
Interest and other financial expenses paid	(117,334)	(93,903)	(40,076)	(32,508)	(135,952)
Net cash used in financing activities	(1,046,153)	(286,106)	(511,166)	(94,059)	(460,398)

Net change in cash and cash equivalents	1,885,149	167,297	910,010	145,731	385,237
Cash and cash equivalents at beginning of the period	570,414	182,786	1,545,282	202,848	182,786
Effect of exchange rate fluctuation on cash held	(566)	202	(295)	1,706	2,391
Cash and cash equivalents at the end of the period	2,454,997	350,285	2,454,997	350,285	570,414

RECONCILIATION OF NET INCOME TO ADJUSTED EBIT

(U.S. dollars in millions)

	Nine months ended September 30,		Three months ended September 30,
	2021	2020	2021	2020
Net income	2,941	158	1,463	144
Financial expenses, net	123	114	38	41
Income taxes	636	11	358	4
Operating income (EBIT)	3,700	283	1,859	189
Non-cash charter hire expenses	1	5	0	1
Impairment of assets	0	1	0	(1)
Expenses related to legal contingencies	5	0	0	0
Adjusted EBIT	3,706	289	1,859	189
Adjusted EBIT margin	51%	11%	59%	19%

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA

(U.S. dollars in millions)

	Nine months ended September 30,		Three months ended September 30,
	2021	2020	2021	2020
Net income	2,941	158	1,463	144
Financial expenses, net	123	114	38	41
Income taxes	636	11	358	4
Depreciation & amortization	530	220	221	74
EBITDA	4,230	503	2,080	263
Non-cash charter hire expenses	1	0	0	0
Impairment of assets	0	1	0	(1)
Expenses related to legal contingencies	5	0	0	0
Adjusted EBITDA	4,236	504	2,080	262
Adjusted EBITDA margin	58%	19%	66%	26%

RECONCILIATION OF NET CASH GENERATED FROM OPERATING ACTIVITES TO FREE CASH FLOW

(U.S. dollars in millions)

	Nine months ended September 30,		Three months ended September 30,
	2021	2020	2021	2020

Net cash generated from operating activities	3,966	466	2,008	245
Capital expenditures, net	(750)	(12)	(288)	(8)
Free cash flow	3,216	454	1,720	237